

July 13, 2010

Mr. Umang Vohra
Chief Financial Officer
Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016
India

Re: Dr. Reddy's Laboratories Limited
Form 20-F for the Fiscal Year Ended March 31, 2009
File No. 1-15182

Dear Mr. Vohra:

We have reviewed your June 17, 2010 response to our June 8, 2010 comment letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 20-F for the Fiscal Year Ended March 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Research and Development, page 51

1. We acknowledge your response to our comment 3. In addition to the disclosure you proposed regarding your NCE research and development, please revise this proposed disclosure consistent with your response to indicate the relative magnitude of research and development expenditures on proprietary products. In addition, please include a statement similar to that made in the fifth paragraph in your response indicating that exploratory projects relating to NCEs which are at early stages of development or projects in other segments which are not deemed significant:

- are numerous;

- are at various phases of research and development; and

- are characterized by uncertainty on the timing and costs to complete.

Please also revise your disclosure to indicate why you believe it "would be impractical" (i.e. not make sense) for you to state the exact number of ongoing projects and to estimate the timing or cost to complete such projects.

2. Please also include disclosure about the research and development of your bio-equivalent generic products since a predominant portion of your research and development expenditures are spent on these products. Please include a statement similar to that made in the fifth paragraph of your response to our comment 3 indicating that a substantial portion of your current research and development operations relates to the development of bio-equivalent generic products which do not require clinical trials to be conducted prior to the filing of applications with regulatory authorities.

3. In addition, please provide a quantified analysis regarding your research and development expenditures that reconciles to the total research and development costs for the periods presented. Also, disclose the amount or range of estimated costs and timing to complete your bio-equivalent projects. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

3. Significant Accounting Policies

e. Intangible Assets, page F-15

4. Refer to your response to our comment six. Please revise your proposed disclosure to specifically address, as previously requested in comment six, why it is appropriate for you to capitalize payments related to your in-license products and compounds. Please also disclose the fact, as indicated in your response, that you have contractual terms that provide for a refund should the required approvals not be available on your in-licensed products and compounds and your accounting treatment for these refunds.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant